--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                CYBERMEDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                           NETWORKS ASSOCIATES, INC.
                           CYCLONE ACQUISITION CORP.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   23249P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                PRABHAT K. GOYAL
                            CHIEF FINANCIAL OFFICER
                            NETWORK ASSOCIATES, INC.
                              3965 FREEDOM CIRCLE
                             SANTA CLARA, CA 95054
                                 (408) 988-3832
                            ------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

                            DENNIS C. SULLIVAN, ESQ.
                             BRADLEY J. ROCK, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                              400 HAMILTON AVENUE
                              PALO ALTO, CA 94301
                                 (650) 328-6561

                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*:                AMOUNT OF FILING FEE**:
            $126,944,130                              $25,389

---------------
* For purposes of calculating fee only. This amount is based on a per share offer price of $9.50, for 13,362,540 shares of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Cyclone Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Networks Associates, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (collectively, the "Shares"), of CyberMedia, Inc., a Delaware corporation (the "Company"), at a price of $9.50 per Share, net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, constitutes the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The subject company is CyberMedia, Inc., a Delaware corporation with its principal executive offices located at 2850 Ocean Park Blvd., Suite 100, Santa Monica, CA 90405.

     (b) The information set forth in the Introduction and Section 1 "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 "Price Range of Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) through(d) and (g) The information set forth in the Introduction,
Section 9 "Certain Information Concerning Purchaser and Parent" and Annex I of the Offer to Purchase is incorporated herein by reference.

     (e) None of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any person listed in Annex I of the Offer to Purchase has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) None of Purchaser, Parent or, to the best knowledge of Purchaser or Parent, any person listed in Annex I of the Offer to Purchase has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 "Background of the Offer" and Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) through (c) The information set forth in Section 10 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a) through (d) The information set forth in Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents" and Section 14 "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

     (e) The Offer to Purchase, a copy of which is attached as Exhibit(a)(1) hereto, is incorporated in its entirety herein by reference.

     (f) and (g) The information set forth in Section 7 "Effect of the Offer on Nasdaq National Market Listing, Market for Shares and SEC Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 9 "Certain Information Concerning Purchaser and Parent" and Section 13 "The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 1 "Terms of the Offer," Section 11 "Background of the Offer," Section 12 "Purpose of the Offer; The Merger; Plans for the Company," Section 13 "The Transaction Documents,"
Section 14 "Dividends and Distributions" and Section 15 "Certain Conditions to Purchaser's Obligations" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in Section 17 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 "Certain Information Concerning Purchaser and Parent" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) None or not applicable.

     (b) and (c) The information set forth in Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 "Effect of the Offer on Nasdaq National Market Listing, Market for Shares and SEC Registration" and Section 16 "Certain Regulatory and Legal Matters" of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 16 "Certain Regulatory and Legal Matters" is incorporated herein by reference.

     (f) The Offer to Purchase, a copy of which is attached as Exhibit (a)(1) hereto, and the Letter of Transmittal, a copy of which is attached as Exhibit
(a)(2) hereto, each of which is incorporated in its entirety herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    (a)(1)        Offer to Purchase, dated August 3, 1998.
    (a)(2)        Letter of Transmittal.
    (a)(3)        Letter from MacKenzie Partners, Inc., as Information Agent, to Brokers, Dealers, Commercial Banks, Trust Companies and
                  Other Nominees.
    (a)(4)        Letter to Clients from Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.
    (a)(5)        Notice of Guaranteed Delivery.
    (a)(6)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
    (a)(7)        Form of Summary Announcement, as published on August 3,
                  1998.
    (a)(8)        Press Release, as issued by Parent on July 28, 1998.
      (b)         None or not applicable.
    (c)(1)        Agreement and Plan of Merger, dated as of July 28, 1998, by and among Parent, Purchaser and the Company.
    (c)(2)        Stock Option Agreement, dated as of July 28, 1998, by and
                  between Parent and the Company.
    (c)(3)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Kanwal Rekhi.

EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    (c)(4)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and James R. Tolonen.
    (c)(5)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Suhas Patil.
    (c)(6)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Ronald S. Posner.
    (c)(7)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Robert Davis.
    (c)(8)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Kenneth Kucera.
    (c)(9)        Note Purchase and Security Agreement, dated as of July 28,
                  1998, by and among the Company and Parent.
    (c)(10)       Secured Subordinated Convertible Promissory Note, dated July
                  28, 1998, made by the Company in favor of Parent.
    (c)(11)       Confidentiality Agreement, dated as of June 9, 1998, by and between Parent and the Company.
    (c)(12)       Class Action Complaint filed by Stanley Schneider in the
                  Court of Chancery in the State of Delaware, dated July 28,
                  1998.
(d) through (f)   None or not applicable.

                                   SIGNATURES

     After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          NETWORKS ASSOCIATES, INC.

                                          By: /s/ WILLIAM L. LARSON
                                            ------------------------------------
                                            William L. Larson
                                            Chief Executive Officer
                                            and Chairman of the Board

                                          CYCLONE ACQUISITION CORP.

                                          By: /s/ RICHARD A. HORNSTEIN
                                            ------------------------------------
                                            Richard A. Hornstein
                                            President

Dated: August 3, 1998

                                 EXHIBIT INDEX

EXHIBIT NUMBER                            DESCRIPTION
--------------                            -----------
    (a)(1)        Offer to Purchase, dated August 3, 1998.
    (a)(2)        Letter of Transmittal.
    (a)(3)        Letter from MacKenzie Partners, Inc., as Information Agent, to Brokers, Dealers, Commercial Banks, Trust Companies and
                  Other Nominees.
    (a)(4)        Letter to Clients from Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees.
    (a)(5)        Notice of Guaranteed Delivery.
    (a)(6)        Guidelines for Certification of Taxpayer Identification
                  Number on Substitute Form W-9.
    (a)(7)        Form of Summary Announcement, as published on August 3,
                  1998.
    (a)(8)        Press Release, as issued by Parent on July 28, 1998.
      (b)         None or not applicable.
    (c)(1)        Agreement and Plan of Merger, dated as of July 28, 1998, by and among Parent, Purchaser and the Company.
    (c)(2)        Stock Option Agreement, dated as of July 28, 1998, by and
                  between Parent and the Company.
    (c)(3)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Kanwal Rekhi.
    (c)(4)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and James R. Tolonen.
    (c)(5)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Suhas Patil.
    (c)(6)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Ronald S. Posner.
    (c)(7)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Robert Davis.
    (c)(8)        Support Agreement, dated as of July 28, 1998, by and between
                  Parent and Kenneth Kucera.
    (c)(9)        Note Purchase and Security Agreement, dated as of July 28,
                  1998, by and among the Company and Parent.
    (c)(10)       Secured Subordinated Convertible Promissory Note, dated July
                  28, 1998, made by the Company in favor of Parent.
    (c)(11)       Confidentiality Agreement, dated as of June 9, 1998, by and between Parent and the Company.
    (c)(12)       Class Action Complaint filed by Stanley Schneider in the
                  Court of Chancery in the State of Delaware, dated July 28,
                  1998.
(d) through (f)   None or not applicable.